Exhibit 99.1

INTER&CO, INC.

Corporate Taxpayer Registry (CNPJ) No. 00.416.968/0001-01

Foreign Private Issuer registered in Category “A” of CVM under No. 8021-7

NOTICE TO THE MARKET

APPOINTMENT OF NEW DIRECTORS AND MEMBER OF THE AUDIT COMMITTEE

INTER&CO, INC (Nasdaq: INTR and B3: INBR32) (“Inter&Co” or “Company”), in compliance with the provisions of the Securities and Exchange Commission of Brazil (“CVM”) Resolution No 44, of August 23, 2021, hereby announces the following to its shareholders and the market in general.

Board of Directors – Resignations and Appointment of New Members

Resignations. The Board of Directors of Inter&Co (the “Board”) and the Board of Directors of Banco Inter S.A. received, on the date hereof, letters of resignation submitted by Thiago dos Santos Piau and Carlos Henrique Carneiro de Medeiros resigning from their positions as Directors of Inter&Co and Banco Inter S.A., effective immediately. The Company is thankful to the valuable contributions made by Mr. Medeiros and Mr. Piau during their tenure, supporting the Company and Banco Inter S.A. in their main strategic projects and decisions.

Appointment of New Members. As the Board of Directors of Inter&Co shall consist of up to twelve (12) Directors, the current Directors have unanimously appointed Antonio Kandir, Lorival Nogueira Luz Júnior and Todd Crawford Chapman as interim directors (“New Directors”). The New Directors will fill the vacancies in the Board until Inter&Co’s 2023 Annual General Meeting (“Annual Meeting”), when their appointment will be submitted to the shareholders’ approval.

o	Antonio Kandir served as Minister of State Planning and Budget from 1996 to 1998, as a Special Secretary for Economic Policy, as President of the National Council on Privatization, as Brazilian Governor at the Inter-American Development Bank, as President of Institute of Applied Economic Research (Instituto de Pesquisa Econômica Aplicada - IPEA), as Congressman (1995-2003), as Director of Private Equity and Hedge Funds, and Research Coordinator at Itaú Planejamento e Engenharia S.A. Kandir also worked as Professor at the University of Campinas (UNICAMP) and Pontifícia Universidade Católica de São Paulo (PUC-SP), and as Assistant Faculty Fellow at the University of Notre Dame in USA. He holds a PhD and a master’s degree in Economics from the University of Campinas (UNICAMP) and a bachelor’s degree in Mechanical Production Engineering from the Polytechnic School at the University of São Paulo (USP). He was already serving as member of the Audit Committee of Banco Inter S.A. (a committee regulated by the Central Bank of Brazil) and will maintain such position.

o	Lorival Nogueira Luz Junior was the Global CEO of BRF from 2019 to 2022, after serving as CFO in 2017 and COO in 2018. He has over 17 years of experience in corporate banking and treasury acquired at Citibank and also served as Global CFO of Votorantim Cimentos, CPFL Energia and Estácio Participações, and Global Corporate Treasurer of Votorantim Industrial. He has served in the Advisory Boards of the Brazilian Association of Animal Protein and of the Industry Federation of the State of Minas Gerais (FIEMG) and is currently a member of the Board of Businesspeople of Instituto Ayrton Senna. He holds a bachelor’s degree in Business Administration from FAAP.

o	Todd Chapman recently retired from the U.S. Government after over 30 years as a career diplomat in the U.S. Foreign Service. As the U.S. Ambassador to Brazil from 2020 to 2021, he advanced a broad economic, security, and environmental agenda at the sixth-largest U.S. embassy in the world and coordinated support for over 275,000 U.S. residents in Brazil. Previously, he served as U.S. Ambassador to Ecuador from 2016 to 2019, where he revitalized the bilateral relationship and attracted new U.S. investments to Ecuador. His international experience through his career in the foreign service and in the private sector includes postings in Afghanistan, Bolivia, Costa Rica, Mozambique, Nigeria, Saudi Arabia, and Taiwan. Mr. Chapman was recently admitted into the American Academy of Diplomacy in Washington D.C. He also served as Senior Advisor to Under Secretary of State for Economic Affairs Keith Krach and Principal Deputy Assistant Secretary of State at the Bureau of Political-Military Affairs of the US Department of State. He is currently a Non-Resident Fellow at Payne Institute for Public Policy and Senior Advisor (Non-Resident) at the Center for Strategic and International Studies (CSIS). Mr. Chapman holds a master’s degree from the National Intelligence University and a bachelor’s degree from Duke University. He is fluent in Spanish and Portuguese. Mr. Chapman was serving the Company as a member of the Advisory Committee.

Independence Analysis. The Board has performed a thorough analysis and determined the independence of the New Directors, according to the required standards set forth on Rule 10A-3 under the Securities Exchange Act of 1934, as amended, of the United States of America (“Exchange Act”), and as defined in Nasdaq’s Rule 5605(a)(2).

Updated Members of the Board of Directors. As a result of the (i) resignation of Thiago dos Santos Piau and Carlos Henrique Carneiro de Medeiros, and (ii) appointment of Antonio Kandir, Lorival Nogueira Luz Junior and Todd Crawford Chapman, the updated members of the Board of Directors of the Company are the following:

o	Rubens Menin Teixeira de Souza (Chairman),
o	Maria Fernanda Nazareth Menin Teixeira de Souza Maia,
o	José Felipe Diniz,
o	Leonardo Guimarães Corrêa,

o	Cristiano Henrique Vieira Gomes,
o	Luiz Antônio Nogueira de França (Independent Member),
o	André Guilherme Cazzaniga Maciel (Independent Member),
o	Antonio Kandir (Independent Member),
o	Lorival Nogueira Luz Junior (Independent Member),
o	Todd Crawford Chapman (Independent Member).

Audit Committee - Resignation and Interim Appointment of New Member

As the resignation of Carlos Henrique Carneiro de Medeiros also resulted in a vacancy in the audit committee of Inter&Co (“Audit Committee”), the Board of Directors unanimously appointed Antonio Kandir to fill the vacant position. Antonio Kandir will serve as an interim member of the Audit Committee until the Annual Meeting, when the appointment of the Interim Directors will be submitted to the shareholders’ approval.

Additional information may be obtained from Inter&Co's Investor Relations Department at ri@bancointer.com.br, or on Inter&Co’s website (http://ri.bancointer.com.br).

Belo Horizonte, February 16, 2023.

SANTIAGO HORACIO STEL

Chief Strategy and Investor Relations Officer